 FILED BY ERA GROUP INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: BRISTOW GROUP INC.
COMMISSION FILE NO. 001-31617

Company:	ERA Group Inc.
Conference Title:	Q1 2020 Results
Conference ID:	3059606_1_eKB3wH
Moderator:	Tomas Johnston
Date:	May 6, 2020

Operator:
Good day and welcome to the ERA Group Q1 2020 Results conference call. Today's conference is being recorded. At this time, I'd like to hand the conference over to Tomas Johnston, Assistant General Counsel. Please go ahead sir.

Tomas Johnston:
Thank you, Cody, and good morning everyone. Welcome to ERA's 1st Quarter 2020 earnings call. I'm here today with our President and CEO, Chris Bradshaw, SVP and CFO, Jennifer Whalen, and SVP and General Counsel, Crystal Gordon.

Let me remind everyone that during the call, management may make forward-looking statements that are subject to risks and uncertainties that are described in more detail on slide 3 of our Investor Presentation. You may access our Investor Presentation on our Website at erahelicopters.com.

Further, ERA has filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Era and Bristow and a prospectus of ERA. Investors are urged to read this carefully as it contains important information about the proposed transaction. You may obtain a copy when it becomes available without charge on the SEC’s Website, by calling ERA, or going to our Website.

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ERA, Bristow and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ERA and Bristow stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations, and interests of Era’s directors and executive officers in Era’s Annual Report on Form 10-K. I'll now turn the call over to our President and CEO. Chris?

Chris Bradshaw:
Thank you, Tomas, and welcome to the call everyone. I will begin our prepared remarks with a note on safety, which is ERA's most important core value and our highest operational priority. We are pleased to report that ERA achieved our dual goals of zero air accidents and zero recordable workplace incidents year-to-date 2020. I want to thank and commend all of our ERA team members for their contributions to our safety performance.

We have not experienced an air accident in the last four years and we have now gone over 950 consecutive days without a recordable workplace incident. This is world-class safety performance in any environment, and it is even more exemplary given the numerous potential distractions present in the world and in our industry today. As always, we remain committed to placing safety first, every day.

When we last spoke to this audience on March 6th, we briefed you on the enhanced procedures that we were implementing to protect our employees and customers to help prevent the spread of COVID-19. I believe our team has done an excellent job preparing early and successfully managing through change and uncertainty over the last two months.

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Our Q1 financial results were not materially impacted by the COVID-19 outbreak and the dislocation in the oil markets, but we have seen an adverse impact beginning in Q2. With the severe demand shock and substantial excess supply, we expect challenging conditions in the oil and gas industry to persist for the foreseeable future. Visibility remains very limited, and we cannot predict the timing or shape of the eventual industry recovery.

Fortunately, with our strong balance sheet, efficient cost structure and experience managing through industry downturns, we are well-prepared to navigate through these difficult conditions. I will now turn it over to our CFO for a review of Q1 financial results. Jennifer?

Jennifer Whalen:
Thank you, Chris. EBITDA adjusted to exclude special items was $8.3 million for the first quarter of 2020, compared to $13.7 million in the fourth quarter of 2019. This decrease was primarily due to lower revenues and non-cash foreign currency losses of $1.7 million. Excluding the impact of these non-cash foreign currency losses, Adjusted EBITDA would have been $10 million in the current quarter. Revenues decreased $3.3 million primarily due to the end of emergency response and dry leasing contracts, as well as lower revenues from oil and gas services.

Operating expenses were $1 million lower due to decreased personnel, maintenance, and fuel costs. General and administrative expenses were $1.4 million higher due to increased professional service fees and other costs related to the expected merger with Bristow. The cost related to the expected merger have been treated as a special item. Please refer to the Earnings Release for a more detailed description of these special items and the reconciliation of non-GAAP Metric’s section.

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Moving on to the first quarter 2020 compared to the first quarter 2019 results. Adjusted EBITDA was $2.7 million higher. Current year quarter revenues were $5.8 million higher due to higher utilization in oil and gas services and the commencement of new emergency response contracts. Operating expenses were $1.8 million higher primarily due to increased personnel and other expenses related to increased activity in the current year quarter.

General and administrative expenses were $3.9 million higher in the current year quarter due to increased professional services fees and other costs related to the expected merger with Bristow.

Finally, the first quarter is typically ERA's weakest quarter for cash flow generation and even with the industry headwinds, merger-related costs, and an adverse working capital impact of $5 million, breakeven adjusted free cash flow was achieved. As of Q1 2020, ERA's total liquidity was approximately $238 million, including $114 million of cash on hand.  At this time, I'll turn the call back to Chris for any further remarks. Chris?

Chris Bradshaw:
Thank you, Jennifer. The current industry challenges further strengthen the rationale for our expected merger with Bristow. The combined company will be larger and more diversified, particularly with U.K. SAR revenues that are not tied to the oil markets. The expected cost savings of at least $35 million not only create substantial value for shareholders, but also position the combined company to better deal with the difficult challenges that the oil and gas industry is likely to experience for some time to come.

We are pleased to announce that the transaction process is ahead of schedule with integration planning well underway and we now expect to close the merger by mid-June. With that, let’s open the lines for questions. Cody?

Operator:
Thank you. If you'd like to ask a question, please respond by pressing Star 1 on your telephone keypad. If you're using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. A voice prompt on your phone line will indicate once your line has been opened. Once again, that is Star 1 if you would like to ask a question and we'll pause for just a few moments to allow everyone an opportunity to signal.

Once again, that is Star 1 if you'd like to ask a question. And once again, that is Star 1 if you'd like to ask a question. And at this time, we'll go ahead and turn the conference back over to management for any additional closing remarks.

Chris Bradshaw:
Great. Thank you, Cody. Appreciate it. Appreciate the time everyone. As this may likely be our last call of the stand-alone ERA Group, I want to thank all of you for the opportunity to speak to you on a quarterly basis over the last several years. It's been an honor and a pleasure, and we look forward to the combination with Bristow and look forward to communicating more about that, and the merits of the transaction, and the rationale of the combined companies as we close that merger expected mid-next month. Thank you and stay safe.

Operator:	Thank you. That does conclude today's conference. Thank you all for your participation. You may now disconnect.
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Additional Information and Where to Find It

In connection with the proposed merger with Bristow Group Inc. (“Bristow”), on April 3, 2020, Era filed with the SEC a preliminary registration statement on Form S-4, as amended by Amendment No. 1 thereto filed on April 23, 2020 (the “Registration Statement”), which became effective May 5, 2020. On May 6, 2020, Era filed with the SEC a final prospectus pursuant to Rule 424(b)(3) that included the final joint proxy and consent solicitation statement of Era and Bristow that also constitutes a final prospectus of Era (the “Final Joint Proxy and Consent Statement/Prospectus”). Each of Era and Bristow will provide, when it is available, the definitive joint proxy and consent statement/prospectus to their respective stockholders. Era and Bristow also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Final Joint Proxy and Consent Statement/Prospectus, the registration statement or the definitive joint proxy and consent statement/prospectus or any other document which Era or Bristow may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FINAL JOINT PROXY AND CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. You may obtain a copy of the Final Joint Proxy and Consent Statement/Prospectus, the Registration Statement and other relevant documents filed by Era and Bristow without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Era by mail at 945 Bunker Hill Rd., Suite 650, Houston, Texas 77024, Attention: Investor Relations, by telephone at (713)-369-4700, or by going to the Investor page on Era’s corporate website at www.erahelicopters.com; or (2) Bristow by mail at 3151 Briarpark Drive, Suite 700, Houston, Texas, 77042, Attention: Investor Relations, by telephone at (713) 267-7600, or by going to the Investors page on Bristow’s corporate website at www.Bristowgroup.com.

Participants in Proxy Solicitation

Era, Bristow and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Era and Bristow stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations and interests of Era’s directors and executive officers in Era’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 6, 2020 and its Final Joint Proxy and Consent Statement/Prospectus. Investors may obtain information regarding the names, affiliations and interests of Bristow’s directors and executive officers on Bristow’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Final Joint Proxy and Consent Statement/Prospectus filed with the SEC and the definitive joint proxy and consent statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the Final Joint Proxy and Consent Statement/Prospectus and the definitive joint proxy and consent statement/prospectus (when it is available) carefully and in its entirety before making any voting or investment decisions.

No Offer or Solicitation

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.
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For additional information concerning Era Group, contact Jennifer Whalen at (713) 369-4636 or visit Era Group’s website at www.erahelicopters.com.

Forward-Looking Statements

Certain statements discussed in this filing as well as in other reports, materials and oral statements that Era releases from time to time to the public include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements concerning management's expectations, strategic objectives, business prospects, anticipated performance and financial condition and other similar matters involve known and unknown risks, uncertainties and other important factors that could cause Era’s actual results, performance or achievements of results to differ materially from any future results, performance or achievements discussed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others, risks related to Era’s recently announced combination with Bristow, including: the ability of Bristow and Era to obtain necessary shareholder approvals, the ability to satisfy all necessary conditions on the anticipated closing timeline or at all, the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the Merger, conditions imposed in order to obtain required regulatory approvals for the Merger, the costs incurred to consummate the Merger, the possibility that the expected synergies from the Merger will not be realized, difficulties related to the integration of the two companies, disruption from the anticipated Merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers, and the diversion of management time and attention to the anticipated combination; Era’s dependence on, and the cyclical and volatile nature of, offshore oil and gas exploration, development and production activity, and the impact of COVID-19 and general economic conditions and fluctuations in worldwide prices of and demand for oil and natural gas on such activity levels, including instances of below-zero prices in oil futures and concerns of an excess of oil supply for a sustained period and limitations of storage capacity for such excess oil supply; Era’s reliance on a limited number of customers and the reduction of its customer base resulting from bankruptcies or consolidation; risks that Era’s customers reduce or cancel contracted services or tender processes or obtain comparable services through other forms of transportation; dependence on United States (“U.S.”) government agency contracts that are subject to budget appropriations; cost savings initiatives implemented by Era’s customers; risks inherent in operating helicopters; Era’s ability to maintain an acceptable safety record and level of reliability; the impact of increased U.S. and foreign government regulation and legislation, including potential government implemented moratoriums on drilling activities; the impact of a grounding of all or a portion of Era’s fleet for extended periods of time or indefinitely on Era’s business, including its operations and ability to service customers, results of operations or financial condition and/or the market value of the affected helicopter(s); Era’s ability to successfully expand into other geographic and aviation service markets; risks associated with political instability, governmental action, war, acts of terrorism, trade policies and changes in the economic condition in any foreign country where Era does business, which may result in expropriation, nationalization, confiscation or deprivation of Era’s assets or result in claims of a force majeure situation; the impact of declines in the global economy and financial markets; the impact of fluctuations in foreign currency exchange rates on Era’s asset values and cost to purchase helicopters, spare parts and related services; risks related to investing in new lines of aviation service without realizing the expected benefits; risks of engaging in competitive processes or expending significant resources for strategic opportunities, with no guaranty of recoupment; Era’s reliance on a small number of helicopter manufacturers and suppliers; Era’s ongoing need to replace aging helicopters; Era’s reliance on the secondary helicopter market to dispose of used helicopters and parts; Era’s reliance on information technology and potential harm from cyber-security incidents; the impact of allocation of risk between Era and its customers; the liability, legal fees and costs in connection with providing emergency response services; adverse weather conditions and seasonality; risks associated with Era’s debt structure; Era’s counterparty credit risk exposure; the impact of operational and financial difficulties of Era’s joint ventures and partners and the risks associated with identifying and securing joint venture partners when needed; conflict with the other owners of Era’s non-wholly owned subsidiaries and other equity investees; adverse results of legal proceedings; significant increases in fuel costs; Era’s ability to obtain insurance coverage and the adequacy and availability of such coverage; the possibility of labor problems; the attraction and retention of qualified personnel; restrictions on the amount of foreign ownership of Era’s common stock; and various other matters and factors, many of which are beyond Era’s control. In addition, these statements constitute Era Group's cautionary statements under the Private Securities Litigation Reform Act of 1995. It is not possible to predict or identify all such factors. Consequently, the foregoing should not be considered a complete discussion of all potential risks or uncertainties. The words "estimate," "project," "intend," "believe," "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements speak only as of the date of the document in which they are made. Era Group disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in Era Group's expectations or any change in events, conditions or circumstances on which the forward-looking statement is based. The forward-looking statements in this filing should be evaluated together with the many uncertainties that affect Era's businesses, particularly those mentioned under "Risk Factors" in Era Group's Annual Report on Form 10-K for the year ended December 31, 2019, in the Final Joint Proxy and Consent Statement/Prospectus, and in Era Group's current reporting on Form 8-K (if any). This filing reflects the views of Era’s management as of the date hereof. Except to the extent required by applicable law, Era undertakes no obligation to update or revise any forward-looking statement.

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